EXHIBIT 14
Code of Conduct
At Bob Evans Farms, we’ve always been proud of our history, our ties to the farm and how the farm values of hard work and honesty formed our culture. Little did we know that those aspects of our past that we have sometimes taken for granted are now not only demanded by investors, but also critical for successful businesses in today’s volatile world. It’s only fitting that we now place tremendous focus on our core values through our BEST (Bob Evans Special Touch) initiative, as it defines our culture and the way we work.
To help everyone understand our expectations and how they tie into BEST, we are outlining our Code of Conduct for all employees, officers and directors. This code brings together our core values, our strong culture and 50 years of doing the right thing. Some of you may remember our advertising slogan in the 1970s – “We do it right, or we don’t do it.” We may not be advertising it on television or putting it on grocery product packages anymore, but that slogan continues to summarize our approach.
While quality products and services remain core essentials to our success, they’re no longer enough. We now need to assure everyone – our customers, our vendors, our investors and each other – that we are committed to doing the right thing.
Everyone affiliated with us is required to read and comply with this code. We expect you to adopt it as your way of doing business and to comply not only with the letter of the policies in this code, but also with their spirit. Remember, compromising this code may jeopardize our reputation and our future. To customers, suppliers, neighbors...everyone you meet, you are Bob Evans. Please represent us well.
Thank you for your continued commitment, for giving your BEST and doing what’s right every day.

Bob Evans Farms, Inc. *
Code of Conduct
Revised: May 15, 2007
Introduction
This code applies to all employees, officers and directors and embodies the core values and outlines our ethical requirements. This code is designed to:
•	guide our employees, officers and directors to do the right thing and comply with applicable laws,

•	require our employees, officers and directors to take action if they become aware of wrongdoing within the company, and

•	keep customers, co-workers and partners top-of-mind in our daily lives.
Although this code outlines our broad responsibilities, it is not intended to cover every issue or situation you may face as an employee, officer or director. We have other, more detailed policies, such as those in our employee and management handbooks, and these other policies remain in effect and must also be followed. As an employee, officer or director, you are responsible for fully understanding and complying with this code, applicable laws and regulations and our policies and procedures.
When you are faced with a situation, here are questions to ask yourself to help guide your decision in accordance with this code:
•	Are my actions legal?

•	Am I being fair and honest?

•	Am I acting in accordance with the code?

•	Would failing to act make the situation worse or allow a “wrong” to continue?

•	How would my actions look if they were reported on the front page of the newspaper?

•	If I were asked to explain my actions in a court of law, how would I respond?

* In this code, reference to “us,” “Bob Evans” or the “company” means Bob Evans Farms, Inc., a Delaware corporation, and its various subsidiaries and divisions.

Core Values
Respect
We will treat others with whom we interact, including our customers, co-workers, stockholders and business partners, with respect. We will not tolerate discrimination, hostility or harassment of any kind.
Integrity
We will be honest, ethical, fair and trustworthy in all aspects of our business. We will avoid actual or apparent conflicts of interest between personal and professional benefits. We will not take advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing.
Sincerity
We will be good corporate citizens in the communities in which we operate with a genuine concern for others. We will be accountable to each other, the public and our investors.
Compliance
We will do the right thing as directed by applicable governmental laws (including those that relate to insider trading), rules, regulations, policies, our culture and common sense. We will protect our assets and confidential information entrusted to us and use them only for legitimate company purposes.
Honor
We will work to sustain our brands and culture and promptly report any violations of this code of which we become aware.
Honesty
We will be truthful and straightforward with the public, our investors and those with whom we do business, including full, fair, accurate, timely and understandable disclosure in our public reports and documents. All employees, officers and directors have a responsibility to ensure that records accurately and fairly present all business transactions, and depending on their position, to provide necessary information related to inquiries and public disclosure requirements.
Diversity
We will strive for diversity. We value the differences of diverse individuals and cultures and provide equal employment opportunity for all applicants and employees. We will make employment decisions to meet our business needs based on factors such as qualifications, skills and achievement and without regard to factors such as race, color, religion, gender, national origin, age, disability, citizenship, military status, ancestry, sexual orientation or other protected characteristics. We will comply with local, state and federal employment laws.
Quality
We will protect our reputation for product quality and safety. This reputation is among our most valuable assets, and our commitment to product quality and safety is essential. We could damage our customers’ trust if we sell products in our restaurants and in stores that do not meet our standards. We will provide clean, well-kept establishments. We will strive to meet or exceed the expectations of our customers and consumers.
Safety
We will maintain our high standards for quality, productivity and safety. Possessing, buying or selling, using or being under the influence of illegal drugs or engaging in any other activities which create an unsafe work environment while on duty, or when on our premises, are expressly prohibited. The consumption of alcohol while on duty or when on our premises is prohibited except during approved social functions or during business meals.
Truthfulness
We will conduct our brand and product promotion activities, including advertising, packaging, displays, promotional programs and sweepstakes, in a manner consistent with applicable laws and with honesty and integrity. We will accurately portray the features and quality of our products in all advertising and packaging in a manner appropriate for our target audience. We will not misstate facts or provide misleading or deceptive information about our products or those of our competitors.
Conflicts of Interest
Our employees, officers and directors have an obligation to conduct business for and on behalf of the company within guidelines that protect against conflicts of interest. A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with our interests. A conflict situation can arise when an employee, officer or director takes action or has interests that make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director is in a position to influence a decision that may result in personal gain for that employee, officer or director, or a member of his or her family as a result of our business dealings. For purposes of this code, a “family member” is a person who is related by blood or marriage, or adoption.
Our employees, officers and directors may not permit their private interests to interfere with our interests and should avoid any relationship that would cause a conflict of interest with their duties and responsibilities. Any situations which may cause a conflict of interest should be immediately reported.
Examples of conflicts of interest are discussed below. However, these are only examples and conflicts of interest can and do arise in other situations. If you have a question about a particular situation, please ask for guidance.
Relationships with Suppliers
No employee, officer or director may accept or solicit any benefit from suppliers, vendors or service providers that might compromise, or even appear to compromise, his or her objective assessment of the supplier’s product, service or price. In addition, employees, officers and directors are expected to maintain professional relationships with suppliers and their employees.
Business Entertainment and Gifts
No business entertainment or gift should be offered, given, provided or accepted by any employee, officer or director unless it (1) is not a cash or stock gift; (2) is nominal in value to the individual; (3) cannot be construed as a bribe or otherwise appear to obligate the recipient to some form of remuneration; and (4) does not violate any applicable laws or regulations.
Personal Benefit
Employees, officers and directors are prohibited from using their positions for their own personal advantage, including by taking for themselves opportunities that are discovered through the use of our property or information, using our property or information for personal gain or competing with us.
Non-Profit or Community Organizations
From time to time, we make an institutional decision to support particular non-profit or community organizations through means such as donations or use of our facilities. We encourage employees, officers and directors to support charitable organizations, and our communities generally, by taking an active role in volunteer activities. However, we should not allow our volunteer activities to interfere with the conduct of our business.
Corporate Opportunities and Protection of Company Assets
Corporate Opportunity
Employees and directors may not compete with us and may not pursue for personal benefit or gain opportunities that are discovered through their involvement with us.
Use of Company Assets
Protecting our assets and using them for company purposes is a key responsibility of all employees, officers and directors. Failing to protect our assets can jeopardize our business and can expose sensitive information to outside parties. Our assets may never be used for illegal purposes. Unless specifically approved, none of our employees, officers or directors may use any company asset for personal benefit, including the use of assets in the course of secondary employment or service as an advisor or consultant. Incidental personal use of our assets, such as telephones, personal computers and photocopying machines, is permitted as long as such use does not interfere with the employee’s duties, does not conflict with our business and does not violate our policies or applicable law.
Confidential Information
In carrying out our business, our employees, officers and directors often learn confidential or proprietary information about us. This information is not generally known to the public, and in many cases would be useful to our competitors or other third parties, and would be harmful to us or our customers, if disclosed. Proprietary and confidential information includes our trade secrets, revenue and profit information and projections, financial or personal information, food and beverage processes, recipes, new product information, marketing plans, design and development efforts and any information regarding potential acquisitions, divestitures and investments. Our proprietary and confidential information should not be discussed with those who are not obligated to maintain the information in confidence or in public places where the information is not likely to be kept secret, such as planes, restaurants and elevators. Maintaining the confidentiality of information applies equally to confidential or proprietary information or trade secrets of any supplier, vendor, competitor, contractor, consultant or other person or entity that you have received in your capacity as an director, officer or employee. The obligation to preserve confidential and proprietary information continues even after employment ends.
Insider Trading
Our stock is traded on the NASDAQ Global Select Market and our employees, officers and directors are subject to various securities laws and regulations. Our employees, officers and directors who have access to confidential information are not permitted to use or share that information for purposes of trading in our stock or of any other company. To use such information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal. These illegal activities are commonly referred to as “insider trading.” All non-public information about us and non-public information about other companies obtained in the course of employment should be considered confidential information and may be used only in the conduct of our business. Further information on prohibitions on insider trading is set forth in our insider trading policy.
Political Activity
Our funds and resources, including personnel, facilities and inventory, should not be used directly or indirectly to make a political contribution to any elected official, political candidate or party or for campaigning, fundraising or any other political activity, without required approval. Political activities by corporations, including lobbying, are subject to detailed legal restrictions. In order to avoid any inadvertent violation of the laws which control these activities, all political and lobbying activities should be discussed with and approved by our General Counsel. Voluntary personal contributions to candidates, parties and civic organizations are strictly at the choice of the individual, and must be totally voluntary and on your own time and at your own expense.
Reporting a Violation
We do not tolerate behavior that violates our code or applicable law from anyone, regardless of position or scope of wrongdoing. To uphold our values, our reputation and our code, it is your responsibility to comply with the code and to report violations of the code. You are encouraged to raise concerns about questionable behavior before it becomes an actual problem. We are committed to taking prompt action against violators of the code.
To report wrongdoing, you can:
•	Use the traditional Open Door Policy (see below)

•	Call the Ethics Hotline
A special toll-free number has been established to enable our employees, officers and directors to report violations of the code – particularly those regarding questionable accounting or auditing matters – anonymously. This Ethics Hotline is managed by a specially trained third party – you will not be talking to our employees when you call. The Ethics Hotline is available 24 hours a day, 7 days a week, 365 days a year. Calls to the Ethics Hotline will not be traced, caller ID is not used and callers can choose to remain anonymous.

To report a violation of this code:
•	Bob Evans and Owens employees call the Ethics Hotline at (866) 525-5214

•	Mimi’s Café employees call the Ethics Hotline at (866) 913-6464
Information to provide to the Ethics Hotline:
•	What is the alleged wrongdoing?

•	Who is involved?

•	Who is affected?

•	When and where has this occurred?

•	What information or documentation supports these facts?
Any reports regarding accounting or auditing matters will be brought to the attention of the Audit Committee of the Board of Directors. You may contact the Audit Committee directly by e-mail at audit.comm@bobevans.com or by mail at Audit Committee, Bob Evans Farms Inc., 3776 S. High Street, Columbus, Ohio 43207.
Open Door Policy
Our Open Door Policy is a key part of our culture. The Open Door Policy encourages employees to present ideas, raise concerns and ask questions, including those of a legal or ethical nature. You are encouraged to address situations first with your direct supervisor who can often resolve the issue. Many potential violations can be avoided by simply asking for guidance first.

While we hope employees feel comfortable discussing any matter with their direct supervisor, the Open Door Policy also states that any level of our management will be happy to talk with you at your request. If you are not comfortable raising a matter with your direct supervisor, or you are not able to reach a satisfactory solution with your direct supervisor, the quickest way to resolve your concern is to then take it through the established management chain of command.
Violations of the Code
We expect and require full compliance with this code and applicable laws and regulations. Failures to act ethically and violations of this code or applicable law can impact our business and reputation, and can have serious consequences for all of our stakeholders, including employees, stockholders, consumers, business partners and our communities.

Whenever we become aware of an unethical act or violation of the code, our policies or applicable law, we will act to correct the problem and prevent future occurrences. If you are in a situation which you believe may violate or lead to a violation of the code, our policies or law, use our Open Door Policy and contact someone at the company for help.

Confidentiality
We are steadfast in our efforts to maintain anonymity for employees, officers and directors who call the Ethics Hotline and choose to remain anonymous. However, in some cases, we may request your identity via the third party Ethics Hotline to aid in a thorough investigation or because of certain legal requirements. In those situations, you may still choose to remain anonymous although doing so could jeopardize our ability to investigate and resolve the issue at hand.

Retaliation
Retaliation against individuals who report wrongdoing will not be tolerated. If you report possible or actual wrongdoing in good faith, you will NOT be retaliated against if you choose to share your identity. Anyone found to be retaliating against anyone in contravention of this code will be subject to discipline, including termination.

Investigations of Reports
We will investigate reports of violations of this code and will involve outside sources as appropriate. Our Audit Committee will investigate all reports regarding accounting, internal accounting controls or auditing matters and any other matters involving alleged violations of the code by executive officers and directors. Other alleged violations will be promptly investigated by our General Counsel, Human Resources Department or other appropriate personnel. In the event the investigating party determines that a violation has occurred, he, she or it is authorized to take any action deemed appropriate. Depending on the circumstances, actions taken might include training, disciplinary actions up to and including termination of employment and civil or criminal prosecution.
It is a violation of this code to:
•	Destroy information regarding a situation being investigated

•	Provide false or incomplete information regarding a violation of this code

•	Fail to report a violation of this code or conceal information regarding a violation of this code

•	Discuss any matter under investigation without prior approval from the investigation team
Waivers of the Code of Conduct
Waivers of this code will be determined on a case-by-case basis; however only the Board of Directors may waive a violation of the code by an executive officer or director. If the Audit Committee determines that a director or executive officer has violated this code but elects not to take any action against the offending director or executive officer, the matter will be referred to the full Board of Directors. The Board of Directors will then review the alleged violation and determine whether to take action or to waive the violation. Any waiver of the code for directors and executive officers will be promptly disclosed as required by applicable law, Securities and Exchange Commission rules and regulations and NASDAQ listing standards.
Conclusion
This code will not answer nor resolve every question you may have. If you are uncertain about what the right thing to do is or you need guidance in determining or addressing a potential violation, you are encouraged to seek the advice and guidance of your manager or our Human Resources Department by calling (800-272-7675, ext. 4766).
You may always directly report any matter which you believe, in good faith, to be a violation of this code to the Bob Evans/Owens Ethics Hotline (866-525-5214) or the Mimi’s Café Ethics Hotline (866-913-6464). This code is not intended to and does not create any contractual rights between us and our employees, officers or directors or create any express or implied promise for specific treatment in any situation.
Please understand that you can be subject to discipline, including but not limited to discharge from your job for violating the code and criminal prosecution for violating the law.